EXHIBIT 3


Contacts:   Keith Hall                 Deborah Roth
            Sr. Vice President &CFO    Director of Corporate Communcations
            LendingTree, Inc.          LendingTree
            (704) 944-8580             (704) 944-8571
            khall@lendingtree.com      droth@lendingtree.com


    LENDINGTREE ANNOUNCING FREDDIE MAC AS PART OF $45 MILLION FINANCING
                         ROUND ANNOUNCED LAST WEEK

     Strategic Partner Contributes $2.5 Million as Part of Overall $45
               Million Financing Package Announced Last Week

CHARLOTTE, N.C., MARCH 15, 2000 -- LendingTree, Inc. (NASDAQ: TREE), the leading online loan marketplace and loan exchange technology provider, announces Freddie Mac's participation in part of the overall $45 million financing package announced by LendingTree last week on March 7, 2001. Freddie Mac's $2.5 million financing further solidifies the partnership forged between the two companies in July, 2000, integrating LendingTree's Lend-XSM technology and Freddie Mac's Loan Prospector(R) mortgage evaluation and processing tools.

ABOUT LENDINGTREE, INC.
LendingTree (NASDAQ: TREE) is the leading online loan marketplace and loan exchange technology provider. LendingTree's unique loan technology, Lend-XSM, powers the online loan marketplace at LendingTree.com, as well as the online lending resources of other institutions. At LendingTree.com qualified consumers may receive multiple loan offers, within one business day, in response to a single loan request for home mortgages, home equity loans, personal loans, automobile loans, and credit cards. More than 100 banks and lenders compete for consumers' business in the LendingTree loan marketplace at www.lendingtree.com, providing consumers with an unprecedented level of control over the lending process, by enabling them to compare and review multiple loan offers and accept the loan offer that is best for them. The banks and lenders in the LendingTree marketplace generate new business that meets their specific underwriting criteria at reduced acquisition costs. For more information, or for a full listing of the more than 100 banks and lenders in the LendingTree marketplace please go to www.lendingtree.com or call 704-541-5351.

ABOUT LEND-XSM
Lend-XSM is LendingTree's online loan exchange technology that enables companies to quickly and easily embed a customized private label or co-branded loan marketplace into their site. Lend-XSM technology has the flexibility to support a variety of different business models. Lend-X provides a fast, adaptable and reliable

                                   -more-


online lending solution for lenders and non-lenders alike with valuable access to LendingTree's online lending exchange with more than 100 banks and lenders. In conjunction with LendingTree's services, Lend-X can be used to provide access to loans for customers of lenders and non-lenders alike. Lend-XSM clients include: Bank of America, Freddie Mac, S1 Corporation, priceline.com, Sallie Mae, CNBC.com, Home Account, MSN Money Central, Autobytel.com, Wachovia, EDS' Wendover, Fleet Bank, Citizens Bank, and Affinity Plus Federal Credit Union.

These offerings will be private placements under the Securities Act of 1933. The securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. LendingTree has agreed to file a registration statement covering resales of the common stock by the investors. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering sold would be unlawful.


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